DRAFT - NOT FOR DISTRIBUTION

FOR IMMEDIATE RELEASE	Peter Nasca (pnasca@pnapr.com) Edward Donato (edonato@pnapr.com) (305) 937-1711

INVESTMENT GROUP ACQUIRES CONTROLING INTEREST IN

CHAMPIONLYTE PRODUCTS, INC.

Former Chairman & CFO Resign As Initial Stage of Restructuring

Miami January 21, 2003 C An investment group lead by long-time South Florida investor, Marshall Kanner, has acquired a controlling interest in ChampionLyte Products, Inc. (OTCBB:CPLY). Kanner’s group purchased all of the convertible preferred stock from U.S. Bancorp which represents approximately 43 percent of the fully diluted common shares of the Company.

As part of the initial phase of a major restructuring, new management has accepted the resignations of former Chairman and CEO, Alan Posner, and Chief Financial Officer and director Chris Valleau. The Company has retained former Company President, Mark Streisfield as vice president of sales. He will remain a board member.

ChampionLyte Products, Inc is the exclusive manufacturer and distributor of ChampionLyte<-1-226>, the first completely sugar-free entry into isotonic sports drink market.

        The Company recently reformulated the sports drink with the sweetener Splenda®, the trade name for Sucralose produced by McNeil Nutritionals, a Johnson & Johnson company. ChampionLyte® will continue to have no label warnings.

“We believe there is potential to capture both retail and institutional sales at various levels,” said Kanner. “But first, we need to completely restructure the Company specifically to acquire operational, sales, manufacturing and distribution efficiencies”

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INVESTMENT GROUPS ACQUIRES CHAMPIONLYTE PRODUCTS, INC. 2-2-2

Kanner said his group has already severely cut overhead and is currently negotiating with the Company’s various creditors.

“We have an excellent product with the framework of a sales and distribution system,” Kanner added. “We intend on bringing aboard industry professionals on an as needed basis to streamline all facets of the Company. Our goal is to accelerate our sales efforts to a variety of outlets, both retail and institutional, that have the capacity to put the Company in a cash-flow positive situation as quickly and cost efficiently as possible.”

“For consumers who are conscientious about diet and exercise, ChampionLyte® is a great tasting thirst-quenching beverage which replaces electrolytes without the negatives of sugar sweetened drinks,” added Kanner.

The major advantage of ChampionLyte® is that it replaces electrolytes, especially after exercise, without the ingredients, which would cause weight, gain - particularly sugar. For example: if a man or woman runs on a treadmill for 30 minutes they would burn about 150 calories. By drinking one of the popular major brand sports drinks that contain 33 to 37 grams of sugar (that=s 33 to 37 individual one-gram packs of sugar) after working out on the treadmill, they would either cancel out the calories they just burned off, or actually gain more calories than burned during the workout.

About ChampionLyte Products, Inc.

ChampionLyte Products, Inc. is a fully reporting public company whose shares are quoted on the OTC Bulletin Board under the trading symbol CPLY. It’s primary product, ChampionLyte<-1-226> is the first completely sugar-free entry into the isotonic sports drink market. The products that currently dominate the market have between 33 and 38 grams of sugar and up to 150 calories in a 20 ounce bottle. ChampionLyte®, which is available in lemon-lime, orange, grape, fruit punch, pink lemonade and blue raspberry<-1-212>, is the only “no guilt” sports drink with the benefits of electrolyte

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INVESTMENT GROUP ACQUIRES CHAMPIONLYTE PRODUCTS, INC. 3-3-3

replacement without sugar, fat, calories or carbohydrates. ChampionLyte(R)is currently available at a number of the nation's mass-market retail locations as well as a variety of governmental institutions. For more information visit www.championlyte.com

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The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission.

Editors Note:   Product photos as well as samples of ChampionLyte(R)are available upon request.